The Case for Dividend Growth

Sit Investment Associates

THE CASE FOR DIVIDEND GROWTH

Until 2022, dividend-based strategies lagged for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe.

Catalysts for sustained outperformance:

- Short term: continued market volatility, recession risks
- Long-term: subdued market returns given the likelihood of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation (i.e., absence of Fed "put")
- Broad increase in capital returns (following COVID-driven pause) over past eighteen months
- Fund flows shift to dividend payers as substitute for bonds
- Rising interest rates, depending on coinciding macro conditions

SIA Dividend Strategy

- High quality emphasis- strong balance sheets, FCF generation, ROIC-focused management teams
- Balance income and capital appreciation through disciplined framework
- Maintain 50-100 bp yield spread over S&P Index
- Manage risks through diversification, quality, valuation discipline, and tactical positions
- Growth-focused. All holdings expected to grow dividends over time

Current Fund Positioning

- Quality and diversification critical given macro cross-currents and cyclical risks
- Barbell most attractive pro-cyclicals (tech hardware, financials) with defensive/ non-cyclicals (P&C insurance, defense, utilities, REITs)
- Increased U.S. exposure given heightened Europe/ China "tail" risks, stronger $USD
- Significant weightings to most attractive long-term growth sectors: technology, health care, and energy-related

Sit Investment Associates

2

UNPRECEDENTED STIMULUS AND MARKET IMPACT

Announced Global Stimulus (Feb. 2020 - Sep. 2022)

	Potential Ctrl. Bank Liquidity Injection		Potential Govt. Fiscal Stimulus	
	$ Tln	% GDP	$ Tln	% GDP
U.S.	6.21	27.0%	7.32	31.8%
Euro Area	2.38	16.4%	4.94	34.0%
Japan	1.03	20.8%	3.72	75.3%
U.K.	0.57	17.9%	0.89	29.7%
China	2.11	12.1%	1.10	6.3%
Others*	1.71		3.45	
Total	**14.01**	**14.6%**	**19.25**	**22.2%**

Source: Piper Sandler

Fiscal Responses in Large Crises
Estimated Coefficients



Source: International Monetary Fund

S&P 500 PE Ratio vs U.S. Excess Liquidity



*M2 plus equity & bond mutual funds minus industrial production growth rates

- S&P 500 NTM PE, LHS
- Excess Liquidity*, Y/Y%, RHS

Source: FactSet

Non-Dividend/Dividend Payer Relative Performance
vs Excess Liquidity*



*M2 plus equity & bond mutual funds minus industrial production growth rates

- Excess Liquidity, Y/Y%
- Rel. Performance, Y/Y%

Source: Federal Reserve, Investment Company Institute, FactSet

Source: Piper Sandler 9/31/22, IMF 10/17/22, Federal Reserve, Investment Company Institute 10/31/22

Sit Investment Associates

FISCAL AND MONETARY POLICY TIGHTENING

Fiscal Impulse*



*Change in cyclically-adjusted primary balance as % of potential GDP

Legend: 2020, 2021, 2022E, 2023E, 2024E

Source: International Monetary Fund

Global Central Bank Policy Rate Cycles



Number of Central Banks. . .
- Hiking Rates
- Cutting Rates

Source: World Bank, Bank for International Settlements

Policy Rate Changes, Developed Markets, YTD 2022



○ Year-End 2021 Rate
● Current Rate

Source: FactSet

* upper bound

Pace of U.S. Monetary Tightening Cycles
Increase in Fed Funds Rate, Basis Points



Dec '22 and forward = fed fund futures

Legend: 1987-1989, 1994-1995, 1999-2000, 2004-2006, 2015-2018, 2022-??

Source: Federal Reserve, CME Group

Source: IMF 10/17/22, World Bank, Bank for International Settlements 10/31/22, FactSet, 11/4/22 Federal Reserve, CME Group 11/4/22

Sit Investment Associates

LASTING REVERSAL IN DISINFLATIONARY BACKDROP WOULD BE PAINFUL

The End of the “Lowflation” Era



US CPI YoY
16%
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
1980
1990
2000
2010
2020

Source: Bloomberg, Evercore ISI Research



U.S. 10-Year Treasury Yield (%)
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct

US private sector financial assets % of GDP



US private sector financial assets as a % GDP
Announcements of Fed and ECB QE
6.3x
2.8x
6.5
5.5
4.5
3.5
2.5
'50
'55
'60
'65
'70
'75
'80
'85
'90
'95
'00
'05
'10
'15
'20
'25

Large rise in leverage over the past decade

Change in global debt by sector, $tn



90
80
70
60
50
40
30
20
10
0
3.9x
4.1x
3.2x
3.4x
Households
Non-fin corporates
Government
Financial Corporates
'99
'01
'03
'05
'07
'09
'11
'13
'15
'17
'19
'21

Source: Bank of America/Merrill Lynch 7/28/22 & 7/19/21, Wall Street Journal 6/25/22
Factset Research Systems 11/3/22

Sit Investment Associates

Change in debt-GDP, between Q4-2019 and Q4-2020 (pp)



Source : IIF, BIS, IMF, National Sources, Deutsche Bank

Annual change in working age population, 1955-2100



Sit Investment Associates

Source: Deutsche Bank Research 5/7/21, Jeffries 1/17/22

GEOPOLITICAL RISKS LIKELY TO REMAIN HIGH

Global Economic Policy Uncertainty Index



Source: Baker, Bloom & Davis

U.S. Modernization Budget Forecast FY23-25



Europe NATO Members Nations – Defense Spending (Current $)



Source: Baker, Bloom & Davis 9/30/22, Barclays 7/14/22

Sit Investment Associates

EARNINGS YIELD GREATER THAN BOND YIELDS GLOBALLY









Source: Factset Research Systems 11/2/22

BONDS ARE NOT INSULATING INVESTORS AS THEY ONCE DID


US
STOCK-BOND CORRELATION*
.6
.4
.2
0
-.2
-.4
-.6
Negative again
© BCA Research 2022
60
65
70
75
80
85
90
95
2000
05
10
15
20

* ROLLING 6-MONTH CORRELATION COEFFICIENT BETWEEN DAILY US EQUITY RETURNS AND THE CHANGE IN THE 10-YEAR GOVERNMENT BOND YIELD.

Source: BCA Research 9/30/22

DIVIDENDS AND SHARE BUYBACKS ACCELERATING

S&P 500 Cash Dividends per Share



Source: S&P Global

S&P 500 dividend payout ratio vs. Forward P/E



Source: FactSet & Compustat

* Methodology: Annualized dividend payment based on quarterly dividend paid/announced in local currency, including the local currency dividend for ADR parent securities where applicable.

S&P 500 Share Buybacks and Dividends ($ Billions)



Source: FactSet, Goldman Sachs

S&P 500 Forward P/E Ratio vs Dividend Payout Ratio



Source: FactSet

Source: FactSet, Goldman Sachs, & Compustat 10/31/22

DESPITE HIGHER RATES, CAPITAL RETURN STRATEGIES REMAIN ATTRACTIVE


Percent of S&P Stocks with Cash Return Yield >U.S. 10yr Yield
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
57.7%
1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024
Percent of S&P Stocks with Cash Return Yield >U.S. 10yr Yield
Median (post-GFC)
Median (pre-GFC)
U.S. 10yr Yield (rhs)
Source: FactSet, Bloomberg, 22V Research


S&P Industry Group Yields Relative to 10yr Yield
10%
8%
6%
4%
2%
0%
-2%
-4%
Media
Insurance
Banks
Consumer Durable
Diversified Fin.
Energy
Materials
Transportation
Tech Hdware
Telecom
Houshold Pduct.
CapGoods
Semi
Retailing
Food&Tobacco
Consumer Srvcs.
Healthcare Equip.
Food&Staples
Pharma
Software
Comm. Srvcs.
Utilities
REITs
Auto
Dividend Yield
Net Buyback Yield
Total Yield Spread to 10yr (Dividend+Buyback Yield - 10yr)
Source: FactSet, 22V Research

Source: 22V Research 7/2022 & 10/16/22

Sit Investment Associates

MASSIVE UNDERPERFORMANCE IN DEFENSIVE SECTORS AND NON-DIVIDEND PAYERS



Defensives as a % of S&P 500 Mkt. Cap

Defensives include: Telecommunication Services, Consumer Staples, Utilities, and Pharmaceuticals

Attribution
Dividend Payers vs. Non Dividend Payers
6/29/2012 to 10/31/2022

	S&P 500	
	Average Weight	Total Return
DIVIDEND	**82.02**	**240.14**
NO DIVIDEND	**17.98**	**345.40**
Total	**100.00**	**247.56**

Source: Factset Research Systems 10/31/22

Sit Investment Associates

Average performance by S&P 500 Quality Ranks when the profits cycle decelerated (last seven cycles, 1988-present)



Source: BofA US Equity and Quant Strategy, S&P

BofA Quality Indices 12m Performance Correlation to 12m Changes in CBOE VIX (1986-4/30/2022)



Source: BofA US Equity and Quant Strategy, Standard & Poor's

Source: Bank of America/Merrill Lynch 6/1/22

Sit Investment Associates

TECHNOLOGY SECTOR ATTRACTIVE FOR DIVIDEND GROWTH INVESTORS

Real PFI: Information Processing Equipment & Software
Percent of Real GDP



7%
6%
5%
4%
3%
2%
1%
0%
PFI = private fixed investment
'02
'04
'06
'08
'10
'12
'14
'16
'18
'20
'22

Source: Bureau of Economic Analysis

S&P 500: Information Tech vs Non-Information Tech
as of 10/31/2022



S&P 500 - Tech
S&P 500 - ex. Tech
9.5%
7.8%
12.2%
6.3%
23.2%
41.7%
17.2%
33.9%
10-Year CAGR
Earnings Growth
Dividend Growth
Current
Payout Ratio
Net Debt to Capital

Source: FactSet

Attractive Tech Dividend Payers

COMPANY NAME	DIV. YIELD	10-YR CAGR DPS	10-YR CAGR EPS	NTM P/E (11/4/22)	NTM P/E (12/31/21)
Accenture Plc	1.7%	11%	11%	22.5x	38.0x
Genpact Limited	1.1%	n/a	8%	15.4x	19.8x
Broadcom Inc.	3.5%	40%	26%	11.4x	19.8x
Oracle Corporation	1.7%	18%	1%	14.6x	17.2x
Microsoft Corporation	1.2%	12%	18%	21.9x	34.0x
Analog Devices, Inc.	2.1%	10%	5%	15.1x	22.8x
Skyworks Solutions, Inc.	2.8%	n/a	22%	8.8x	13.1x
TE Connectivity Ltd.	1.9%	11%	11%	16.5x	22.1x
Tech Group (Median)	1.8%	11%	11%	15.2x	21.0x
S&P 500 (Median)	1.6%	9%	8%	17.0x	20.2x

The mention of specific securities is not a recommendation to buy, sell, or hold any particular security and is not indicative of Sit Investment Associates, Inc.'s current or future trading activity.

Source: Bureau of Economic Analysis 10/31/22, Factset Research Systems 10/31/22 & 11/4/22

Sit Investment Associates

UNDERINVESTMENT IN OIL AND GAS, WITH RENEWABLES SURGING


GLOBAL CAPITAL EXPENDITURE PER BARREL
LEVEL (LS)
ANNUAL % CHANGE (RS)
Ann % Chg
US$/BARREL OF OIL EQUIVALENT*
© BCA Research 2022
* IN 2015 US DOLLARS.
SOURCE: US EIA.
NOTE: BASED ON PUBLIC FINANCIAL STATEMENTS FROM GLOBAL OIL AND NATURAL GAS COMPANIES. THE VALUE FOR Q4 2015 HAS BEEN INTERPOLATED.


US
ACTIVE OIL & GAS RIG COUNT*
© BCA Research 2022
* SOURCE: BAKER HUGHES.


Global investment in energy transition
Billions USD, nominal
Storage, electrification, carbon capture, other
Renewable energy

Source: BCA Research 9/30/22 JP Morgan 9/30/22

SECULAR CASE INTACT FOR HEALTH CARE

U.S. National Health Expenditures
$ Billions



Source: Centers for Medicare & Medicaid Services

Population Age 65+



Source: World Bank, U.S. Census International DB (Projections)

Projected Medicare Spending
Amount Per Enrollee



Total Medicare spending will double over the next decade to $1.7 trillion in 2030

+63%

Source: U.S. Department of Health & Human Services

U.S. Prescription Drug Expenditures
$ Billions



Source: Centers for Medicare & Medicaid Services

Source: Centers for Medicare & Medicaid Services, World Bank, U.S. Census International DB,
U.S. Department of Health & Human Services 11/2022

Sit Investment Associates

PRO-CYCLICAL GROUPS

- **Financials/Credit Sensitive:** *Overweight.* Valuations reflect recession risks more than any other sector. Credit trends stable, loan growth and NIM improving, with most banks increasing dividends post capital review. Higher rates support life insurers and the P&C sector, which is in midst of multi-year pricing cycle. Regardless of sub-industry, favor firms with strong capital positions and conservative investment portfolios.

- **Materials/Energy:** *Overweight.* Structural underinvestment in virtually all commodities amplified by Russia-Ukraine conflict; prefer energy to metals/materials given macro risks. Attractive as inflation/geopolitical hedge.

- **Technology – Hardware/Semiconductors**: *Overweight.* Earnings risk largely discounted as valuations have compressed. Favor diversified semiconductor (outside of PCs) names growing via ever-increasing "content" stories in *everything*. Emphasizing exposure to cloud/5G exposure, auto/electric vehicles, industrial, defense.

- **Industrials:** *Equal weight.* Peaking fundamentals, but backlogs support near-term growth. Supply chain pressures largely offset by pricing. Emphasizing infrastructure, "electrification", commercial aerospace, and automation plays. Slowdown in Europe and China are key risks.

- **Transports:** *Equal weight.* Pricing beginning to erode in some modes (i.e., air freight, truck) just as goods spending is decelerating as consumer shift to service spending. Favor rail as re-opening/commodity export beneficiary.

- **Consumer Cyclicals:** *Underweight.* Consumer balance sheets healthy (in aggregate) as job growth accelerates, but risk from "mean reversion" as spending shifts from goods to services as economy normalizes. Labor, energy, and transport costs are major headwinds for many sub-groups.

- **Technology – Software/Services/Internet:** *Underweight.* Lack of dividends and elevated valuations are primary factors driving underweight. Prefer IT service firms and select software. Higher interest rates remain a challenge to valuations via "duration effect," while growth is slowing in formerly "hot" areas (AI, cloud, etc.)

Sit Investment Associates

SIT DIVIDEND GROWTH – SECTOR STRATEGY

NON-CYCLICAL/DEFENSIVE GROUPS

- **Healthcare:** *Overweight.* Valuations attractive on achievable expectations; favor US based service companies (HMO's/hospitals) and med-tech over bio/pharma given drug pricing risks. Sector trading at 30% discount to consumer staples and overall markets despite much stronger growth prospects. Minimal "rotation risk" due to interest rates or if market sentiment improves (i.e., to "risk on").

- **Utilities:** *Overweight.* Valuations high but best hedge (by far) against macro "tail" risk given EPS visibility, immune to U.S. dollar swings, inflation/supply chain pressures. Growth (5-8%) supported by rate base and underappreciated renewables (wind, solar, T&D) growth, boosted by recently passed IRA.

- **P&C Insurance:** *Overweight.* Pricing improving following significant catastrophe and COVID-related losses. Higher interest rates boosting investment income. Favor commercial over personal lines.

- **Defense:** *Overweight.* Russia-Ukraine will likely mark an inflection point in defense budgets, with Europe the key driver.

- **REITS:** *Equal weight.* Valuations generally attractive (including 3-5% dividend yields), fundamentals broadly improving for most subsectors with limited new supply pressure. Rising rates and persistent inflation a key risk.

- **Consumer Staples:** *Equal Weight.* High valuations and slow growth, margin pressure from price/input costs, substitution risk from private label. Beverages and consolidation stories attractive.

- **Telecommunications:** *Underweight.* Defensive with modest growth, high dividend yields, and attractive valuations. Underweight telco providers given debt and competitive concerns; favor 5G exposure via tower companies.

Sit Investment Associates

IMPORTANT DISCLOSURES

This analysis contains the collective opinions of our analysts and portfolio managers and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Investment Associates.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here, including all charts and data whether created by Sit or a third party, is reliable but should not be assumed to be accurate or complete.

Statements of future expectations, estimates, projections, and other forward-looking statements are based on available information and Sit's views as of the time of these statements. Accordingly, such statements are inherently speculative as they are based on assumptions that may involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those expressed or implied in such statements.

The information provided in this presentation should not be considered a recommendation of any particular security or strategy, nor should it be considered a solicitation or offering to sell securities or an interest in any strategy or fund.

Sit Investment
Associates